

March 18, 2013

<u>Via E-Mail</u>
Mr. Pierre Courduroux
Chief Financial Officer
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, Missouri

   Re: **Monsanto Company**
       Form 10-K for the year ended August 31, 2012
       Filed October 19, 2012
       File No. 001-16167

Dear Mr. Courduroux:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief